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                            January 26, 2022

       Harrison Gross
       Chief Executive Officer
       Innovative Eyewear, Inc.
       11900 Biscayne Blvd., Suite 630
       Miami, Florida, 33181

                                                        Re: Innovative Eyewear,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-261616

       Dear Mr. Gross:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Recent Developments, page 9

   1.                                                   Please revise your
Recent Developments section to address the following:
                                                            In order to better
balance the presentation of preliminary estimated revenues for the quarter ended
December 31, 2021, please present estimated net income or range of net income for the
quarter ended December 31, 2021.
                                                            Please provide a
narrative discussion that addresses the increase in quarterly revenues experienced in the
fourth quarter of 2021 while at the same time your cost of goods sold went down.
 Harrison Gross
Innovative Eyewear, Inc.
January 26, 2022
Page 2

       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameHarrison Gross
                                                         Division of
Corporation Finance
Comapany NameInnovative Eyewear, Inc.
                                                         Office of Life
Sciences
January 26, 2022 Page 2
cc:       Sarah W. Williams, Esq.
FirstName LastName